UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

CNOVA N.V.
(Name of Subject Company)

CNOVA N.V.
(Name of Person(s) Filing Statement)

Ordinary shares, par value €0.05 per share
(Title of Class of Securities)

N20947102
(CUSIP Number of Class of Securities)

Steven Geers
WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
1118 BH Schiphol
The Netherlands
+31 20 795 06 71

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Adam O. Emmerich, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

INTRODUCTION

This Amendment No. 2 (this “Final Amendment”) to the tender offer solicitation/recommendation statement on Schedule 14d-9 (“Recommendation Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 14d-9 under the Securities Exchange Act of 1934 (the “Exchange Act”) by Cnova N.V. (“Cnova”).

On August 8, 2016, Cnova, Cnova Comércio Electrônico S.A. (“Cnova Brazil”) and Via Varejo S.A. (“Via Varejo”) entered into a Reorganization Agreement providing for the reorganization of Cnova Brazil within Via Varejo (the “Reorganization”). In connection with the Reorganization, Casino, Guichard-Perrachon (“Casino”) executed a letter agreement pursuant to which Casino agreed to launch tender offers to purchase any and all outstanding ordinary shares of Cnova at a price of $5.50 per share, subject only to completion of the Reorganization. Further, pursuant to a separate letter agreement, CBD agreed not to tender the Cnova shares it owns into Casino’s potential tender offers nor otherwise transfer its Cnova shares prior to the completion of the tender offers.

On October 31, 2016, the Reorganization was completed.

Pursuant to requirements of French law, on December 6, 2016, Casino published a draft note d’information (the “French Offer Document”) in connection with its offer (the “French Offer”) to purchase any and all outstanding ordinary shares, nominal value €0.05 per share, of the Company (“Cnova Ordinary Shares”), from holders of Cnova Ordinary Shares not resident in the United States of America (“Non-U.S. Holders”) who are permitted to participate in the French Offer pursuant to local laws and regulations applicable to those Non-U.S. Holders. Also on December 6, 2016, Cnova published a draft note d’information en réponse (the “French Response Document”), which includes the response of the Cnova board of directors to the French Offer Document. The French Offer is part of the offer to purchase any and all outstanding Cnova Ordinary Shares that was previously announced by Casino in connection with the now completed Reorganization. On December 22, 2016 the French Offer Document received the visa of the visa of the Autorité des Marchés Financiers, the competent regulator of the French Offer, and on December 27, 2016, the French Offer was formally commenced.

Additionally, on December 27, 2016, Casino filed a tender offer statement on Schedule TO-T and commenced a tender offer, pursuant to which it is offering to purchase all outstanding Cnova Ordinary shares held by U.S. Holders (as such term is defined in Rule 14d-1(d) under the Exchange Act) for $5.50 per Cnova Ordinary Share, net to the seller in cash, less any applicable withholding tax, (the “U.S. Offer” and, together with the French Offer, the “Offers”). The U.S. Offer is being made by Casino pursuant to and subject to the terms and conditions set forth in Casino’s offer to purchase, dated December 27, 2016 (the “Offer to Purchase”), which is included as Exhibit (a)(1)(A) to this Recommendation Statement.

This Final Amendment to this Recommendation Statement is being filed to report the final results of the Offers.

Item 8. Additional Information

Item 8 of this Recommendation Statement is hereby amended and supplemented by adding a new section entitled “Final Results of the Offers” as follows:

Final Results of the Offers

The U.S. Offer and withdrawal rights expired at 11:59 p.m., New York City time, on Wednesday, January 25, 2017 (the “Expiration Date”). The Depositary for the U.S. Offer has indicated that a total of 16,641,272 Cnova ordinary shares were validly tendered and not validly withdrawn pursuant to the U.S. Offer as of the Expiration Date, representing 4.8% of outstanding Cnova ordinary shares and approximately 46.8% of the outstanding Cnova ordinary shares not already beneficially owned by Casino or any of its controlled affiliates. In addition, Notices of Guaranteed Delivery were delivered for 161,498 Cnova ordinary shares, representing approximately 0.05% of outstanding Cnova ordinary shares and 0.45% of the outstanding Cnova ordinary shares not already owned by Casino or any of its controlled affiliates, and pursuant to which 119,338 Cnova ordinary shares were ultimately delivered.

Additionally, the French Offer and withdrawal rights expired on Wednesday, January 25, 2017. On Tuesday, January 31, 2017, the Autorité des Marchés Financiers published definitive results of the French Offer which stated that a total of 14,967,526 Cnova ordinary shares were validly tendered and not validly withdrawn prior to the expiration of the French Offer, representing 4.3% of outstanding Cnova ordinary shares and approximately 42.1% of the outstanding Cnova ordinary shares not already beneficially owned by Casino or any of its controlled affiliates.

As a result of the Offers, Casino and its controlled affiliates beneficially own, in aggregate, 340,665,252 Cnova ordinary shares, representing approximately 98.9% of outstanding Cnova ordinary shares.

A copy of the press release issued by Cnova on January 31, 2017 announcing the definitive results of the Offers is attached hereto as Exhibit (a)(5)(C).

EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(C)	Press Release of Cnova N.V., dated January 31, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 1, 2017

CNOVA N.V.

By:	/s/ Steven Geers
Name:	Steven Geers
Title:	General Counsel

[Signature Page to Recommendation Statement on Schedule 14D-9]